UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GRAFTECH INTERNATIONAL LTD.

(Name of Subject Company (Issuer))

BCP IV GRAFTECH HOLDINGS LP

(Offeror)

and

ATHENA ACQUISITION SUBSIDIARY INC.

its wholly-owned direct subsidiary

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

384313201

(Cusip Number of Class of Securities)

David Nowak

Managing Partner

c/o BCP IV GrafTech Holdings LP

Brookfield Place, 181 Bay Street, Suite 300

Toronto, Ontario MJ5 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael J. Aiello, Esq.

Jackie Cohen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$704,729,817.53	$81,889.60
*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of GrafTech International Ltd. (the “Company”), at a purchase price of $5.05 per share in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 137,240,008 issued and outstanding shares of common stock of the Company, multiplied by $5.05 per share; (ii) 524,283 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $5.05 per share, multiplied by $0.81 per share (which is equal to the difference between $5.05 and $4.24, the exercise price of such options); and (iii) 2,226,358 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $5.05 per share. The foregoing numbers of shares of common stock, options and restricted stock units have been provided by the issuer to the offeror and are as of the close of business on May 22, 2015, the most recent practicable date. The filing fee was determined by multiplying 0.000116200 by the proposed maximum aggregate value of the transaction of $704,729,817.53.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.000116200.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”) and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”). This Schedule TO relates to the offer by Purchaser and Acquisition Sub to purchase all of the issued and outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of GrafTech International Ltd., a Delaware corporation (the “Company”), at a purchase price of $5.05 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of May 17, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser, and Acquisition Sub, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreement, dated as of May 17, 2015 (as it may be amended from time to time, the “Tender and Support Agreement”) with Nathan Milikowsky, a member of the Company’s Board of Directors and a stockholder of the Company, and certain of his affiliates, a copy of which is attached as Exhibit (d)(2) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO. The Confidentiality Agreement, dated as of March 20, 2015, by and between Brookfield Capital Partners LLC and the Company, a copy of which is attached as Exhibit (d)(3) hereto, and the Investment Agreement, dated as of May 4, 2015, by and between the Company and Purchaser, a copy of which is attached as Exhibit (d)(4), is incorporated herein by reference with respect to Items 5, 8 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is the Company. The Company’s principal executive offices are located at Suite 300 Park Center I, 6100 Oak Tree Boulevard, Independence, OH 44131. The Company’s telephone number is (216) 676-2000.

(b) This Schedule TO relates to the issued and outstanding shares of common stock, par value $0.01 per share, of the Company. The Company has advised Purchaser and Acquisition Sub that, as of the close of business on May 22, 2015 (the most recent practicable date) there were: (i) 137,240,008 shares of common stock of the Company that were issued and outstanding; (ii) outstanding options to purchase 524,283 shares of common stock of the Company; and (iii) outstanding restricted stock units to receive 2,226,358 shares of common stock of the Company.

(c) The information set forth in The Tender Offer — Section 6—Price Range of Shares; Dividends in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) — (c) This Schedule TO is filed by Purchaser and Acquisition Sub. The information set forth in The Tender Offer — Section 8—Certain Information Concerning Purchaser and Acquisition Sub in the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) — (viii), (xii), (a)(2)(i) — (iii), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Special Factors — Section 2 — Purpose of the Offer; Plans for the Company

•	Special Factors — Section 5 — Certain Effects of the Offer

•	Special Factors — Section 6 — The Merger Agreement; Other Agreements

•	Special Factors — Section 7 — Appraisal Rights

•	The Tender Offer — Section 1 — Terms of the Offer

•	The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares

•	The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares

•	The Tender Offer — Section 4 — Withdrawal Rights

•	The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Consequences of the Offer

•	The Tender Offer — Section 9 — Source and Amount of Funds

•	The Tender Offer — Section 11 — Conditions of the Offer

•	The Tender Offer — Section 12 — Certain Legal Matters; Regulatory Approvals

•	The Tender Offer — Section 14 — Miscellaneous

(a)(1)(ix) — (xi), (a)(2)(iv) — (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Special Factors — Section 1 — Background of the Offer; Past Contacts or Negotiations with the Company

•	Special Factors — Section 2 — Purpose of the Offer; Plans for the Company

•	Special Factors — Section 6 — The Merger Agreement; Other Agreements

•	The Tender Offer — Section 8 — Certain Information Concerning Purchaser and Acquisition Sub

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Special Factors — Section 1 — Background of the Offer; Past Contacts or Negotiations with the Company

•	Special Factors — Section 2 — Purpose of the Offer; Plans for the Company

•	Special Factors — Section 5 — Certain Effects of the Offer

•	Special Factors — Section 6 — The Merger Agreement; Other Agreements

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	The Tender Offer — Section 9 — Source and Amount of Funds

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Special Factors — Section 2 — Purpose of the Offer; Plans for the Company

•	Special Factors — Section 6 — The Merger Agreement; Other Agreements

•	The Tender Offer — Section 8 — Certain Information Concerning Purchaser and Acquisition Sub

•	Schedule I

(b)	The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	The Tender Offer — Section 8 — Certain Information Concerning Purchaser and Acquisition Sub

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Special Factors — Section 1 — Background of the Offer; Past Contacts or Negotiations with the Company

•	The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares

•	The Tender Offer — Section 13 — Fees and Expenses

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Special Factors — Section 1 — Background of the Offer; Past Contacts or Negotiations with the Company

•	Special Factors — Section 2 — Purpose of the Offer; Plans for the Company

•	Special Factors — Section 6 — The Merger Agreement; Other Agreements

•	The Tender Offer — Section 8 — Certain Information Concerning Purchaser and Acquisition Sub

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Special Factors — Section 2 — Purpose of the Offer; Plans for the Company

•	The Tender Offer — Section 11 — Conditions of the Offer

•	The Tender Offer — Section 12 — Certain Legal Matters; Regulatory Approvals

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	The Tender Offer — Section 11 — Conditions of the Offer

•	The Tender Offer — Section 12 — Certain Legal Matters; Regulatory Approvals

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Special Factors — Section 5 — Certain Effects of the Offer

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	The Tender Offer — Section 12 — Certain Legal Matters; Regulatory Approvals

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 26, 2015.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on May 26, 2015.*

(a)(1)(G)	Letter to Participants in the GrafTech International Holdings Inc. Savings Plan.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and GrafTech International Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 18, 2015).

(d)(2)	Tender and Support Agreement, dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and Nathan Milikowsky and certain of his affiliates (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 18, 2015).

(d)(3)	Confidentiality Agreement, dated as of March 20, 2015, by and between Brookfield Capital Partners LLC and GrafTech International Ltd.*

(d)(4)	Investment Agreement, dated as of May 4, 2015, by and between GrafTech International Ltd. and BCP IV Holdings LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 4, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2015

BCP IV GRAFTECH HOLDINGS LP

By:	BPE IV (Non-Cdn) GP LP,
its general partner

By:	Brookfield Capital Partners Ltd.,
its general partner

By:	/s/ David Nowak
David Nowak
Managing Partner

By:	/s/ J. Peter Gordon
J. Peter Gordon
Managing Partner

ATHENA ACQUISITION SUBSIDIARY INC.

By:	/s/ David Neiman
Name: David Neiman
Title: Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 26, 2015.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on May 26, 2015.*

(a)(1)(G)	Letter to Participants in the GrafTech International Holdings Inc. Savings Plan.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and GrafTech International Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 18, 2015).

(d)(2)	Tender and Support Agreement, dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and Nathan Milikowsky and certain of his affiliates (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 18, 2015).

(d)(3)	Confidentiality Agreement, dated as of March 20, 2015, by and between Brookfield Capital Partners LLC and GrafTech International Ltd.*

(d)(4)	Investment Agreement, dated as of May 4, 2015, by and between GrafTech International Ltd. and BCP IV Holdings LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 4, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith